FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release regarding the joint venture with China Eastern Media Corporation, Ltd.	4
Exhibit 99.2 – Press Release regarding the newly acquired contractual concession rights to operate digital TV screens and digital frames in Wuhan Tianhe Airport	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: March 4, 2008

Exhibit 99.1

AirMedia to Establish Joint Venture with China Eastern Group

Beijing, China – March 3, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced that it has entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited that operates the media resources of China Eastern Group, to establish a joint venture. China Eastern Media Corporation will hold 51% shares of the new joint venture and AirMedia will hold 49% shares.

The operation period of the joint venture is currently fixed at 15 years. The joint venture will obtain concession rights to exclusively manage various media resources from its shareholders as set forth in the definitive agreement, including the digital TV screens on airplanes of China Eastern Airlines, and will pay concession fees to its shareholders as consideration. During the operation period of the joint venture, unless prior written approval is obtained from the other party, each shareholder should not lease or authorize a third party in any way to operate the media resources set forth in the agreement.

“I am thrilled about this innovative strategic partnership which will further strengthen our relationship with China Eastern Group and help secure our current concession rights with them in the long term,” remarked Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “We intend to continue to build similar strategic partnerships with our major resource partners to further secure and retain our important concession rights with China’s key airports and airlines.”

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate 46-inch digital frames and large size digital frames ranging from 63 to 70 inches in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

FD Beijing

Julian Wilson

Tel: +86-10-8591-1951

Email: julian.wilson@fd.com

Exhibit 99.2

AirMedia Signs New Concession Rights Contract to Operate in Wuhan Tianhe Airport

Increases the number of top 30 airports with which it has concession rights to 29

Beijing, China – March 4, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced that it recently obtained the contractual concession rights to operate 140 digital TV screens and 130 46-inch digital frames at the newly constructed Terminal 2 of Wuhan Tianhe Airport from April 2008 to April 2011.

Wuhan is the capital city of Hubei Province. In 2007 Wuhan Tianhe Airport, which handled 8.4 million air passengers, was rated as the 12th largest airport in mainland China in terms of the number of air passengers. With the opening of Terminal 2, which has a floor area of 116,400 square meters, Wuhan Tianhe Airport will increase its passenger handling capacity to 13 million passengers and become the largest airport in central China. Terminal 2 of Wuhan Tianhe Airport is scheduled to open in April 2008. Wuhan Tianhe Airport has also been selected to become one of China’s international hub airports. International flights will soon start arriving at and leaving from Wuhan Tianhe Airport without first stopping at Beijing, Shanghai or Guangzhou.

“I am very excited about the signing with Wuhan Tianhe Airport which used to be operated by our competitor. This new cooperation increases the number of top 30 airports in China where we have contractual concession rights to operate digital TV screens from 28 airports to 29 airports and increases the total number of airports in China where we have concession rights from 52 airports to 53 airports,” commented Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “Continuously expanding our network and capacity, which will increase our revenue potential, is one of our core growth strategies. The new cooperation once again demonstrates our strong capability to obtain and secure resources and also highlights the importance of having a national digital media network.”

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate 46-inch digital frames and large size digital frames ranging from 63 to 70 inches in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

FD Beijing

Julian Wilson

Tel: +86-10-8591-1951

Email: julian.wilson@fd.com